UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Speed Commerce, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

84764T106
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84764T106

1	NAME OF REPORTING PERSON SPDC INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,696,228
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,696,228
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 84764T106

1	NAME OF REPORTING PERSON RED ALDER GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,696,228
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,696,228
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 84764T106

1	NAME OF REPORTING PERSON SCHUSTER TANGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,696,228
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,696,228
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,696,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84764T106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 5,696,228 Shares beneficially owned by the Fund is approximately $20,030,069, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 11, 2014, the Issuer and the Reporting Persons entered into an agreement with respect to the appointment to the Board of two new directors, certain matters related to the 2014 annual meeting of shareholders of the Issuer (the “2014 Annual Meeting”) and certain other matters specified therein (the “Agreement”).

Pursuant to the terms of the Agreement, the Issuer agreed to increase the size of the Board to eleven directors and, in order to fill the resulting two vacancies on the Board, to appoint each of Alex Constantinople and Scott Guilfoyle (the “Shareholder Nominees”) as a Class III Director effective July 11, 2014.  The Issuer also agreed to (i) nominate the Shareholder Nominees and Stephen F. Duchelle and Frederick C. Green IV (together with the Shareholder Nominees, the “Nominees”) for election as the Board’s only candidates at the 2014 Annual Meeting (and designated as Class III Directors), (ii) recommend, support and solicit proxies for the Shareholder Nominees’ election as Class III Directors at the 2014 Annual Meeting, and (iii) reduce the size of the Board to ten directors effective immediately following the conclusion of the 2014 Annual Meeting.

The Agreement further provides that, during the Director Standstill Period (as defined below), in the event of a vacancy on the Board created by (i) the removal of a Shareholder Nominee for any reason, (ii) the inability of a Shareholder Nominee to serve as a director for any reason, or (iii) the resignation of a Shareholder Nominee for any reason, the Issuer and the Reporting Persons shall mutually agree on a replacement director who is “independent” as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

Pursuant to the terms of the Agreement, the Reporting Persons agreed not to (i) nominate any person for election as a director at the 2014 Annual Meeting or the 2015 annual meeting of shareholders of the Issuer (the “2015 Annual Meeting”), (ii) submit any proposal for consideration at, or bring any other business before, the 2014 Annual Meeting or (solely with respect to the election or removal of directors) the 2015 Annual Meeting, or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2014 Annual Meeting or (solely with respect to the election or removal of directors) the 2015 Annual Meeting.  The Reporting Persons also agreed to vote all Shares beneficially owned by them (i) in favor of the election of each of the Nominees at the 2014 Annual Meeting and each of the persons nominated by the Issuer for election as a director at the 2015 Annual Meeting and (ii) in accordance with the Board’s recommendation with respect to each other proposal to come before the 2014 Annual Meeting.

CUSIP NO. 84764T106

In addition, from the date of the Agreement until (a) with respect to each of the following solely as it relates to the election or removal of directors, the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations of director candidates for election to the Board at the Issuer’s 2016 annual meeting of shareholders (the “Director Standstill Period”), and (b) with respect to each of the following as it relates to any matter other than the election or removal of directors, the date that is one year after the date of the Agreement, the Reporting Persons and their affiliates agreed to abide by certain standstill provisions, including, among other things, not to: (i) solicit, make or engage in any solicitation of proxies, or consents or other authority to vote any Shares or in any way become a participant in a solicitation of proxies or consents, in each case, with respect to securities of the Issuer; (ii) form, join or in any way participate in any group with respect to the Shares or other securities of the Issuer other than a group consisting solely of the Reporting Persons and their affiliates; (iii) seek, encourage any person to submit nominations in furtherance of or become a participant in any “contested solicitation” against the Issuer, or seek, encourage or take any other action with respect to the election or removal of any directors of the Issuer; (iv) (A) initiate or make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Issuer, or (B) make any offer or proposal (with or without conditions) with respect to a merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Reporting Persons and the Issuer; (v) cause to be voted any Shares that the Reporting Persons have the right to vote (or direct the vote) in a manner other than in accordance with the recommendation of the Board with respect to (A) the election or removal of directors; and (B) shareholder proposals; (vi) seek, alone or in concert with others, to increase their aggregate ownership of the Shares beyond 20% of all Shares outstanding at the time of the Agreement (as adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction); or (vii) directly or indirectly, effect or seek, offer or propose to effect, or cause or participate in, or in any way knowingly support, assist or facilitate any other person to effect or seek, offer or propose to effect, or cause or participate in, specified business combination or recapitalization transactions involving the Issuer or any of its subsidiaries or affiliates, or enter into any arrangements, understanding or agreements relating to the Issuer with any other person in connection with any such transaction, in each case other than any such transaction recommended or approved by a majority of the Board.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 65,216,693 Shares outstanding as of June 20, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 23, 2014.

As of the close of business on July 11, 2014, the Fund beneficially owned 5,696,228 Shares, constituting approximately 8.7% of the outstanding Shares. Red Alder GP, as the managing member of the Fund, and Mr. Tanger, as the managing member of Red Alder GP, may be deemed to beneficially own the Shares owned by the Fund.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)           The Fund, Red Alder GP and Mr. Tanger have the sole power to vote or direct the vote of and to dispose or direct the disposition of the 5,696,228 Shares held by the Fund.

CUSIP NO. 84764T106

(c)           The transactions in the Shares on behalf of the Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 11, 2014, the Reporting Persons and the Issuer entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement, dated as of July 11, 2014, by and among the Issuer and the Reporting Persons.

CUSIP NO. 84764T106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2014

SPDC INVESTMENT LLC

By:	Red Alder GP, LLC, its managing member

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

RED ALDER GP, LLC

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

/s/ Schuster Tanger
Schuster Tanger

CUSIP NO. 84764T106

SCHEDULE A

Transactions in the Shares Since Filing of Amendment No. 1 to Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

SPDC INVESTMENT LLC

187,369	3.6838	6/30/2014
12,631	3.7651	7/01/2014